UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 3, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/MF) 60.643.228/0001-21
Company Registration (NIRE): 29.3.0001633-1	Company Registration (NIRE): 35.300.022.807
CVM Code: 13986	CVM Code: 12793

NOTICE TO SHAREHOLDERS

São Paulo, January 3, 2019 - Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and, jointly with Suzano, the “Companies”), in response to the request made by B3 S. A. - Brasil, Bolsa, Balcão and complementing the information disclosed by the Companies in the Notice to Shareholders dated January 2, 2019, jointly clarifies that the amount of the Partially Adjusted Cash Installment (as defined in the Notice to Shareholders dated January 2, 2019), equivalent to fifty reais and twelve centavos (R$50.12), corresponds to the redemption value of each redeemable preferred share of Eucalipto Holding S.A., originally equivalent to fifty-two reais and fifty centavos (R$52.50), less the dividends declared by Fibria in the Extraordinary Shareholders’ Meeting held on December 3, 2018 in the amount of five reais and three centavos (R$5.03) per share issued by Fibria, plus the amount of restatement by the DI Rate from March 15, 2018 to January 3, 2019 (inclusive) in the amount of two reais and sixty-five centavos (R$2.65).

As informed in the Notice to Shareholders dated January 2, 2019, the final amount of the Adjusted Cash Installment, including the estimated amount of the adjustment by the DI Rate until the Date of Consummation of the Operation, will be disclosed to the market through a Notice to Shareholders on January 10, 2019.

São Paulo, January 3, 2019

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Marcelo Feriozzi Bacci	Guilherme Perboyre Cavalcanti
Chief Financial and Investor Relations Officer	Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2019

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti

Name:	Guilherme Perboyre Cavalcanti

Title:	CFO and IRO

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